UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-15517
(Check One): (X) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10Q  ( ) Form 10-D ( ) Form N-SAR ( ) Form N-CSR

For Period Ended: April 30, 2006

(_) Transition Report on Form 10-K
(_) Transition Report on Form 20-F
(_) Transition Report on Form 11-K
(_) Transition Report on Form 10-Q
(_) Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Nevada Gold & Casinos, Inc.

Former Name if Applicable: Not Applicable.

Address of Principal Executive Office (Street and Number): 3040 Post Oak Boulevard, Suite 675

City, State and Zip Code: HOUSTON, TEXAS 77056

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(X)	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11K, 10-Q, 10-D, N-SAR, N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due  date; or the subject quarterly report of transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof will  be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant’s Form 10-K for its fiscal year ended April 30, 2006 could not be filed within the prescribed time period due to a delay by Registrant's unconsolidated affiliate, American Racing and Entertainment, LLC, in the compiling of its financial statements and additional time required to review Registrant's implementation of the requirements of Section 404 of the Sarbanes Oxley Act for the Colorado Grande Casino, which delays could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant currently anticipates filing the Form 10-K on or before the end of the extended deadline.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alan Greenstein	(713)	621-2245
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If the answer is no identify report(s).

YES	X	NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES	NO	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nevada Gold & Casinos, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2006	By:	/s/ Alan Greenstein
CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).